                                                                     EXHIBIT 2.6


                      PREVIOUSLY ANNOUNCED STOCK AGREEMENT
                  APPROVED BY WINDMERE-DURABLE HOLDINGS' BOARD
                 AND SALTON/MAXIM HOUSEWARES' SPECIAL COMMITTEE


     MOUNT PROSPECT, IL - May 19, 1998 - Salton/Maxim Housewares, Inc. (Nasdaq:SALT - news) and Windmere-Durable Holdings, Inc. (NYSE: WND-news), which holds approximately 50% of Salton, today announced that their previously disclosed agreement granting Salton the right to purchase the 6,535,072 shares of Salton held by Windmere has been approved by both a Special Committee of the Board of Directors of Salton and the Board of Directors of Windmere. Subject to the terms and conditions of the stock agreement, Salton has the right to purchase the shares of Salton owned by Windmere for $12 per share in cash plus a six and one-half year, $15 million subordinated promissory note which bears interest at 4% per annum and is offset by 5% of the total amount paid by Salton for products purchased from Windmere and its affiliates during the term of the note. If Salton fails to exercise this right on or prior to June 30, 1998 or to close the purchase on or prior to October 30, 1998, then Windmere will have the right to acquire all of the shares of Salton which it does not own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Windmere common stock.

     Mr. Frank Devine, chairman of the Special Committee of the Board of Directors of Salton, said "The Special Committee has determined that the transactions contemplated by the stock agreement are in the best interests of Salton and its stockholders (other than Windmere). We have asked management to continue exploring potential sources of financing for the purchase of Windmere's 50% interest in Salton."

     In the event that Salton exercises its right to purchase Windmere's 50% interest, it will have to issue debt and/or equity securities and use new or existing credit lines to fund the cash portion of the purchase price. While Salton is exploring additional and new sources of funds, there can be no assurance that Salton will be able to obtain such funds. If Salton fails to exercise or close its right to purchase Windmere's 50% interest, there can be no assurance that Windmere will acquire any of the shares of Salton which it does not own.